Exhibit 3.1

REGISTERED OFFICE CERTIFICATE

OF

SILEXION THERAPEUTICS CORP

Cricket Square, Hutchins Drive

P.O. Box 2681

Grand Cayman KY1-1111

Cayman Islands

We, Conyers Trust Company (Cayman) Limited, Registered Office of Silexion Therapeutics Corp (the “Company”) DO HEREBY CERTIFY that the following is a true extract of the ordinary resolution passed at the extraordinary general meeting by the shareholders of the Company dated October 26, 2026, and that such resolution has not been modified.

“Authorized Share Capital Increase Proposal

RESOLVED, as an ordinary resolution, that the authorized share capital of the Company be increased as follows:

from US$2,146,500 divided into 15,900,000 ordinary shares of a par value of US$0.135 each,

to US$69,646,500 divided into 515,900,000 ordinary shares of a par value of US$0.135 each,

by creating 500,000,000 ordinary shares of a par value of US$0.135 each.”

/s/ Carrie Bunton

Carrie Bunton

for and on behalf of

Conyers Trust Company (Cayman) Limited

Registered Office

Dated this 26th day of October 2026